UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended June 30, 2020

XY - The Persistent Company

(Exact name of issuer as specified in its charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1405 30th St, Suite A,

San Diego, California 92154

(Full mailing address of principal executive offices)

+1 866-200-5685

(Issuer’s telephone number, including area code)

Item 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of our company for the six months ended June 30, 2020. You should read this discussion together with the financial statements, related notes and other financial information included in this Semiannual Report on Form 1-SA. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Semiannual Report on Form 1-SA and in our other filings with the Securities and Exchange Commission, and are based upon judgments concerning various factors that are beyond our control. These risks could cause our actual results to differ materially from any future performance suggested below.

Unless the context indicates otherwise, as used in this Semiannual Report, the terms “XY,” “the Company ,” “us,” “our” and the “Company” refer to XY—The Persistent Company, a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.

General Overview

XY is a corporation organized under the laws of the State of Delaware. The Company was originally formed in June 2012. The Company’s business operations are built around geolocation hardware and data. The Company successfully develops, designs, and sells Bluetooth tracking beacons (called XY4+ as of the latest version) and related mobile applications marketed under the XY Findit brand. XY Findit products allow customers to geographical locate and ping valuables that are equipped with an XY4+.

In December 2017, the Company established the XYO Network, a blockchain enabled location information network, also called the XY Oracle. By using blockchain technology geolocation information stored to the network as a trustless source for geolocation data and confirmations, the XYO Network enables automated smart contracts which rely on geolocation data (e.g. deliveries). In 2018, the Company conducted sales of its Ethereum ERC20-based XYO tokens, which are developed in-house and used within the XYO Network. In 2019, the Company focused on commercializing the XYO Network through exploratory partnerships and making products available to a broader customer base. As of the end of 2019, the Company intended to move the further development of the XYO Network into a nonprofit foundation to increase such development outside of the Company and provide access to developers and a wider community of interested participants.

In February 2019, the Company launched the COIN Application, also referred to as COIN App, allowing users to interact with geolocation data. Users can collect and drop in-application coins in geolocations, creating a potential for the future implementation of business use cases. Since then the Company has introduced a tiered subscription model, allowing users to use the app for free or purchase a Coin Plus or Coin Pro subscription. The Company sees further development and distribution of the Coin App as a substantial driver for its business going forward.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon the Company’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience, performance metrics and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions. Please refer to Note 2 – Summary of Significant Accounting Policies of the Financial Statements for details.

Results of Operations during the six months ended June 30, 2020, and 2019, respectively.

Revenues: Revenue was $3,269,140 and $7,624,856 during the six months ended June 30, 2020, and 2019, respectively. Revenue decreased by $4,355,716 year over year as the company further shifted its commercial focus to the Coin Application, its related subscriptions and hardware devices. The product category accounted for 78% of gross sales during the first six months of 2020. At the same time the Company phased out most of its sales of hardware devices related to the XYO Network which made most of the sales during the six months ended June 30, 2019. The Company renegotiated its distribution agreement related to the XY Findit business, with beacons now being sold to the Company’s affiliate partner at a lower price than before. In return the affiliate partner no longer charges an affiliate fee. As a result, reported sales related to XY Findit were lower but still accounted for 20% of total gross sales.

Cost of Sales: Cost of Sales were $941,600 and $4,536,521 during the six months ended June 30, 2020, and 2019, respectively. Cost of Sales decreased by $3,594,921 year over year. The decrease in cost of sales is related to a change in product mix reflected in revenues. The Company has reduced the sale of physical products with the shift to the Coin Application subscriptions. As a result, cost of goods sold decreased to 29% from 59% of net sales.

Research and Development: Research and Development expenses were $295,248 and $250,214 during the six months ended June 30, 2020, and 2019, respectively. Research and Development expenses increased by $45,034 year over year. The Company continued its research and development efforts to further develop, update, and enhance the XYO Network and Coin Application.

Selling and Marketing: Selling and Marketing expenses were $1,979,748 and $2,252,306 during the six months ended June 30, 2020, and 2019, respectively. Selling and Marketing expenses decreased by $272,558 year over year. The Company focused its online marketing efforts to grow the Coin Application customer base, advertising related subscriptions and hardware products. Other marketing activities were significantly reduced, leading to an overall decrease in expenses.

General and Administrative: General and Administrative expenses were $1,984,092 and $6,104,415 during the six months ended June 30, 2020, and 2019, respectively. General and Administrative expenses decreased by $4,120,323 year over year. The Company significantly reduced its workforce, commencing at the end of the first half of 2019 through the second half of 2019, as a part of refocusing its operations. These reductions were the main drivers for the significant decrease in General and Administrative expenses. Other expense reductions were made with respect to professional fees, rent and office expenses as well as travel expenses.

Other Income and Expense / Realized Gains: Other expenses were primarily driven by the write-off of $276,347 with respect to a receivable from a payment processor. The Company settled a dispute with the payment processor regarding the total outstanding receivable. The settlement was reached in August 2020, and, due to the subsequent nature of the event, related expenses were recognized as of June 30, 2020. The Company also recognized $352,400 in realized gains related to the distribution of XYO tokens to Coin App users. The cost basis of the XYO tokens is zero, therefore the Company recognized expenses and realized gains for an equivalent amount.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital deficiency was as follows:

	As of June 30, 2020	As of December 31, 2019
Current Assets	$1,834,654	$2,136,834
Current Liabilities	$(3,575,781)	$(3,353,264)

Net Working Capital / (Deficiency)	$(1,741,127)	$(1,216,430)

Cash Flows from Operating Activities: Net cash used in operating activities was $1,199,956 and $4,544,782, during the six months ended June 30, 2020 and 2019, respectively. Net cash used in operating activities decreased by 3,344,826 year over year. The increase in operating cash flow is mainly driven by the lower net losses the Company generated compared to last year as well as changes to the Company’s coin liability.

Cash Flows from Investing Activities: Net cash provided by investing activities was $3,913 during the six months ended June 30, 2020, as compared to ($17,642) during the six months ended June 30, 2019. Net cash provided by investing activities increased by $21,555 year over year. The Company sold spare computer equipment and did not invest in equipment or other property, plant and equipment during the first six months of 2020.

Cash Flows from Financing Activities: Net cash provided by financing activities was $1,176,195 and $4,344,487, during the six months ended June 30, 2020, and 2019, respectively. Net cash provided by financing activities decreased by $3,168,292 year over year. The Company reported positive financing cash flows due to the grant of two loans by the Small Business Administration (SBA). One loan was granted under the Payment Protection Program, the other one under the Economic Injury Disaster Loan Program.

Liquidity: During the six months ended June 30, 2020, and 2019, respectively, the Company incurred net losses of $1,967,793 and $4,824,547. The Company has incurred net losses from inception to date. These losses have resulted from costs incurred in connection with the development and launch of the Company’s products and services, consulting fees, selling and marketing expenses, and general and administrative expenses.

The Company could continue to incur operating losses for the next years as it further develops its products and grows its customer base. As a result, the Company will continue to seek funding for its operations. This could possibly include debt financing, the sale of XYO tokens and/or the sale of additional stock as well as other sources, as the Company deems necessary. If the Company fails to raise capital, such failure could have a negative impact on its financial condition and its ability to pursue its business strategies and continue operations. Those conditions could raise substantial doubt about the Company’s ability to continue as a going concern.

Loans

In August 2016, June 2017 and September 2017, the Company entered into note and warrant purchase agreements with one of the Company’s stockholders. The notes are in the amounts of $150,000, $80,000, and $100,000, respectively, earn interest at 8% per annum and mature in 2020, 2021 and 2021, respectively. The warrants issued in conjunction with these notes allow the stockholder to purchase up to 330,000 shares of the Company’s Class A Common Stock at $1.00 per share. The principal balance payable on these notes was $125,000 as of June 2020 and $305,000 as of December 31, 2019, exclusive of warrant discounts.

In 2019, the Company entered into four note agreements with one of its stockholders for a total principal amount of $300,000 bearing interest in the range of 15% to 20% per annum and due on demand. Since inception, the Company paid down $200,000 of these notes and as of June 30, 2020, the principal balance payable and accrued interest expense on these notes were $100,000 and $13,283, respectively.

Off Balance Sheet Arrangements

As of June 30, 2020, and 2019, the Company had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Properties

Our headquarter offices are located at 1405 30th St, Suite A, San Diego, California, for which the Company entered a lease agreement commencing in March 2019 and expiring in June 2022. The Company uses the same location as warehouse space. Monthly rent for the combined office and warehouse location is $5,456. Additionally, in December 2018, the Company entered into a lease agreement for office space in Carlsbad, California, with an expiration date of December 31, 2020. Monthly rent for the Carlsbad office is $4,061.

Trend Information

The Company has refocused its business strategy and significantly restructured and streamlined business operations in 2019. Currently, the Company focuses on two business pillars, the XY Findit business, with the main product being the XY4+ Bluetooth beacons, and the COIN Application introduced in 2019. The XYO Network is being further developed for future business and use cases. The Company recently launched XYO World, to help users make better use of the XYO Network. XYO World is a geography-oriented software platform that divides the world into canonical regions denoted by quad keys. It is predicated on ownership, curation, interaction, and other forms of data generation associated with these regions and integrates with the COIN application on both business and feature levels. XYO World uses a hybrid of decentralized and centralized data stores and networks to make this possible. With its COIN Application the Company was able to realize gross revenues of $3,548,500 during the first six months in 2020, which marks the beginning of the second year of operations. The Company netted $1,004,399 of actual and future COIN Application related distribution obligations against revenue. The XY4+ business sales were $902,788 in the first six months through June 30, 2020, compared to $7,316,424 for the first six months through June 30, 2019. Accounting for the netting of COIN distributions as well as refunds and returns, net sales from the COIN Application andXY Findit business were $2,368,714 and $900,426, respectively.

The Company is further increasing its marketing and operational efforts to establish the COIN Application as its main business and revenue driver. The application enables users to easily collect crypto assets by redeeming in app coins. It is the Company’s expectation that blockchain technology and related crypto assets will increase in relevance in the future, leading to a larger customer base and increased customer engagement.

Item 2.	OTHER INFORMATION

None.

XY – THE PERSISTENT COMPANY

Independent Auditors’ Report

Item 3.	FINANCIAL STATEMENTS

XY – THE PERSISTENT COMPANY

Financial Statements

XY – THE PERSISTENT COMPANY

BALANCE SHEETS

	June 30, 2020 (unaudited)	December 31, 2019 (audited)
Assets
Current assets:
Cash	$357,377	$377,225
Receivables from payment processors, net	776,976	1,240,783
Accounts receivable	321,895	76,855
Inventory, net	378,406	441,971

Total current assets	1,834,654	2,136,834
Goodwill	—	—
Intangible assets, net	—	—
Crypto asset	34,153	5,650
Property and equipment, net	119,225	141,752
Right of Use Asset, net	150,620	206,109
Other assets	122,009	241,749

Total assets	$2,260,661	$2,732,094

Liabilities and Stockholders’ Equity/(Deficit)
Current liabilities:
Accounts payable and accrued expenses	$442,305	$448,924
Stock payable	1,497,797	1,497,797
Lease liability, current portion	92,841	116,989
Stockholder notes payable, current portion	221,049	394,914
Deferred revenue, current portion	21,479	100,497
Other current liabilities	1,300,311	794,143

Total current liabilities	3,575,781	3,353,264
Lease liability, net of current portion	68,975	103,371
Notes payable	1,487,166	—
Total liabilities	5,131,922	3,456,635
Commitments and contingencies (notes 2, 6, and 8)	—	—
Stockholders’ equity/(deficit)
Undesignated preferred stock; $0.0001 par value; 30,000,000 shares authorized, none issued or outstanding at June 30, 2020 and December 31 2019
Class B common stock; $0.0001 par value; 40,000,000 shares authorized at June 30, 2020 and December 31, 2019; 32,285,900 and 32,285,900 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	3,229	3,229
Class A common stock; $0.0001 par value; 60,000,000; shares authorized at June 30, 2020 and December 31, 2019; 4,225,373 and 4,225,373 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	422	422
Additional paid-in capital	19,648,780	19,827,774
Accumulated deficit	(22,523,692)	(20,555,966)

Total stockholders’ equity/(deficit)	(2,871,261)	(724,541)

Total liabilities and stockholders’ equity/(deficit)	$2,260,661	$2,732,094

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

STATEMENTS OF OPERATIONS

	For the Six Months ended, June 30
	2020 (Unaudited)	2019 (Unaudited)
Sales	$3,269,140	$7,624,856
Cost of sales	(941,600)	(4,536,521)

Gross profit	2,327,540	3,088,334
Operating expenses:
Research and development	295,248	250,214
Selling and marketing	1,979,748	2,252,306
General and administrative	1,984,092	6,104,415
Impairment expense	3,189	10,742

Total operating expenses	4,262,278	8,617,678

Loss from operations	(1,934,737)	(5,529,344)
Realized gain	352,933	—
Interest expense	(33,399)	(74,360)
Other income/(expense)	(352,590)	779,157

Net income (loss)	$(1,967,793)	$(4,824,547)

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

STATEMENTS OF STOCKHOLDERS’ EQUITY/(DEFICIT)

	Class B Common Stock		Class A Common Stock		Additional paid-in	Accumulated	Total stockholders’
	Stocks	Amount	Stocks	Amount	capital	deficit	equity
Balance at June 30, 2018	32,315,700	$3,231	1,516,025	$152	$7,136,853	$(2,417,484)	$4,722,752
Stock-based compensation, net of forfeitures	—	—	—	—	(51,668)	—	(51,668)
Issuance of shares under public offering, net of offering costs	(29,800)	(2)	1,651,860	167	5,071,284	—	5,071,455
Issuance of common stock upon acquisition, net of purchase price adjustments	—	—	378,125	36	3,024,961	—	3,024,997
Net loss	—	—	—	—	—	(9,180,443)	(9,180,443)

Balance as of December 31, 2018	32,285,900	$3,229	3,546,010	$355	$15,181,430	$(11,597,927)	$3,587,087

Stock-based compensation, net of forfeitures	—	—	—	—	523,702	—	523,702
Issuance of shares under public offering, net of offering costs	—	—	705,606	70	3,223,303	—	3,223,373
Conversion of stock payable to equity			119,632	12	957,044		957,056
Cancellation and rescinding of shares			(145,875)	(15)	(54,705)		(54,720)
Net loss	—	—	—	—	—	(8,958,039)	(8,958,039)

Balance as of December 31, 2019	32,285,900	$3,229	4,225,373	$422	$19,827,774	$(20,555,966)	$(724,541)

Stock-based compensation, net of forfeitures	—	—	—	—	(178,994)	—	(178,994)
Net loss	—	—	—	—	—	(1,967,793)	(1,967,793)

Balance as of June 30, 2020	32,285,900	$3,229	4,225,373	$422	$19,648,780	$(22,523,759)	$(2,871,328)

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

STATEMENTS OF CASH FLOWS

	For the Six Months ended, June 30
	2020 (Unaudited)	2019 (Unaudited)
Operating activities:
Net loss	$(1,967,793)	$(4,824,547)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	74,102	190,275
Realized gain and other income related to crypto assets	(352,933)	(789,321)
Expenses and impairment related to crypto assets	357,062	768,480
Stock based compensation expense	(178,994)	92,781
Deferred rent	—	(10,261)
Discount on Stockholder notes payable	8,122	12,636
Changes in assets and liabilities:
Receivables from online payment processors	455,651	—
Accounts receivable	(230,511)	—
Crypto assets	(24,373)	(90,913)
Inventory	63,565	952,621
Other assets	135,594	(4,026)
Accounts payable and accrued expenses	(24,255)	(132,180)
Deferred revenue	(79,019)	(558,593)
Coin Liability	654,726	—
Other current liabilities	(90,900)	(151,733)

Net cash used in operating activities	(1,199,956)	(4,544,782)

Investing activities:
Business acquisitions	—	—
Proceeds from the sale of property and equipment	3,913	—
Purchase of property and equipment	—	(17,642)

Net cash provided by (used in) investing activities	3,913	(17,642)

Financing activities:
Proceeds from issuance of common stock, net of issuance costs	—	4,007,911
Net change in stocks payable	—	—
Repayment of stockholder notes payable	(181,987)	(25,000)
Repayment of notes payable	(70,884)	—
Proceeds from the sale of crypto assets	—	364,727
Proceeds from SBA Loans	1,487,610	—
Payments on leases	(58,544)	(3,150)

Net cash provided by financing activities	1,176,195	4,344,487

Net increase in cash and cash equivalents and restricted cash	(19,848)	(217,937)
Cash and cash equivalents and restricted cash, beginning of period	377,225	2,844,017

Cash and cash equivalents and restricted cash, end of period	$357,377	$2,626,080

Supplemental disclosures of cash flow information:
Interest paid	$33,399	$61,889
Taxes paid	$8,082	$8,110

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of Business

XY—The Persistent Company (the “Company”) is a corporation organized under the laws of the State of Delaware. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. On November 9, 2018, the Company changed its name to XY - The Persistent Company. The Company was originally formed in June 2012.

The Company had two main revenue drivers in the first six months through June 30, 2020, the XY Findit / XY4+ business, and the COIN Application. With the XYO Network being further developed and the recent release of XYO World in the third quarter of 2020, the commercial focus will be on the COIN Application and XY4+ products. The Coin Application is a consumer-focused mobile application allowing the collection of in-app coins which can be redeemed for crypto assets. XY4+ Bluetooth beacons are sold under the XY Findit brand. The beacons can be connected through mobile applications to provide customers the ability to track their valuables.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, value of crypto assets, stock options and warrants issued, fair value of services received, coin liability for in-app activity, evaluation of goodwill and intangible assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Reclassifications

Certain balances have been reclassified from prior year to conform to current year classifications.

Crypto assets

Crypto assets, including Ethereum, Bitcoin, Bitcoin Cash and Litecoin, are recorded as assets on the balance sheet. Crypto assets purchased are recorded at cost and crypto assets earned through the sale of Ethereum-based ERC20-compatible Tokens to be used via the XYO Network (the “XYO Tokens”) or other products are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Crypto assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan pursuant to which Proxy Token awards may be authorized and granted to its executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of its XYO Tokens and vest pursuant to a vesting schedule as determined by the board of directors. Payments made in respect of vested Proxy Tokens will be, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens. The table below shows the Tokens issued and vested during the six months ended June 30, 2020, and 2019, respectively.

	Number of Proxy Tokens	Weighted Average Exercise Price
Outstanding as of December 31, 2018	904,035,135	$0.0047
Granted	47,716,810	0.0047
Forfeited	(728,706,499)	0.0047

Outstanding as of December 31, 2019	223,045,446	$0.0047
Granted	—	—
Forfeited	(15,673,744)	0.0047

Outstanding as of June 30, 2020	207,371,702	$0.0047

Exercisable as of June 30, 2020	94,293,420	$0.0046
Total vested or expected to vest	113,078,282	$0.0047

In 2019, the Company issued XYO token warrants to consultants. The warrants enable the holder to purchase XYO tokens at a fixed price for up to 10 years. These warrants were deemed to be a form of additional compensation and an obligation, rather than equity, however, as the warrants are tied to an internally developed intangible asset, the XYO token, and no value has been ascribed to them.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers

One vendor accounted for approximately 99% of purchases during the six months ended June 30, 2020. Comparatively, three vendors accounted for approximately 73% of purchases during the six months ended June 30, 2019. For the six months ended June 30, 2020 and 2019, the Company had no customer concentration in its Coin Application business. All sales are made to end customers with immediate payment for purchased goods and services. The Company renegotiated its XY Findit affiliate agreement. Previously the affiliate distribution partner marketed the products to customers and charged an affiliate fee for all realized sales. Under the new arrangement the Company now sells XY4+ products to the affiliate partner, which sells it to end customers. As a result, virtually all XY Findit sales are generated with the affiliate partner.

Receivables from Payment Processors, net of fees and charges

Receivables from online payment processors are cash due from third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off when they are deemed uncollectible. As of June 30, 2020, the Company had written down its payment processor receivables by $276,348. The write-down was triggered by an agreement the Company reached with one online payment processor about a disputed amount in August 2020. The Company had recorded a related receivable of $806,348. Under the agreement the Company received a payout of $530,000, whereby both parties settled the dispute.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Inventory is stated at the lower of cost, determined on a weighted average basis, or net realizable value and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. As of June 30, 2020, and 2019, there were $0 reserves recorded for slow moving or obsolete inventory.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement. Maintenance costs are considered period costs and are expensed when incurred.

Goodwill and Purchased Intangibles

The Company records intangible assets based on the fair value of the assets acquired. In determining the fair value of the assets acquired, the Company utilizes extensive accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired.

All of the Company’s intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit. These intangible assets consist of trade names, software, podcast content and non-compete agreements.

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of the identified net tangible and intangible assets of acquired businesses. The allocation of purchase price for acquisitions require extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired. Additionally, the Company determines whether an acquired entity is considered a business or a set of net assets as a portion of the purchase price that can only be allocated to goodwill in a business combination.

The Company assesses goodwill and indefinite lived intangible assets for impairment using fair value measurement techniques on an annual basis during the fourth quarter of the year, or more frequently if indicators of impairment exist. When impaired, the carrying value of goodwill is written down to fair value. The recognized impairment charges on goodwill and purchased intangible assets, other than crypto assets, of $2,749,718 during the six months ended June 30, 2020 (see Note 4). With the impairment the book value of any intangible assets (except the shareholding of Boardwalk Flock LLC) was reduced to $0. As of June 30, 2020, and to the date of filing, the Company did not recognize any purchased intangible assets or goodwill.

Payables and Payment Obligations

The Company records all payment obligations to its suppliers and vendors at nominal value. Payment terms with most vendors normally range from payments being due immediately after delivery to 30 days after delivery. The Company is in good standing with all its suppliers.

The Company entered into a settlement agreement with its main supplier over a disputed purchase order from 2017 in March 2020. As a result, the Company recognized a settlement obligation of $141,768 which will be repaid over the following 24 months and is included in other current liabilities (see Note 6).

Loans under the Small Business Administration Program

The Company applied and was granted a Small Business Administration (SBA) disaster loan of $500,000 related to the COVID-19 pandemic in April 2020. The loan can be used for working capital related expenses. The total loan bears an annual interest rate of 3.75% and a payback period of 30 years. The first payment will be due 12 months after the loan has been granted, or April 2021.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

The Company applied and was granted a Small Business Administration (SBA) Paycheck Protection Program (PPP) loan of $987,610 related to the COVID-19 pandemic in May 2020. The loan was used for payroll, rent and utility expenses covering a period of 56 days beginning from the grant date. The total loan bears an annual interest rate of 1.00% and a payback period of 2 years. The first payment will be due 6 months after the loan has been granted, or November 2020. Under the loan program loans can be eligible for full or partial forgiveness. The Company expects to be eligible for partial forgiveness.

Revenue Recognition

Revenues are recognized in accordance with Accounting Standards Codification (“ASC”) 606 – Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to its customers. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services. To achieve this core principle, the Company applies the following five steps: (i) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing revenue when or as the Company satisfies a performance obligation.

During the six months ended June 30, 2020 the Company generated net sales of $3,269,140, with 79% relating to Coin Application subscriptions and hardware sales and 19% XY Findit / XY4+ sales.

Products

Revenue from the sales of XY Findit and XYO Network products is recognized upon delivery to the customers and upon delivery to retail store distributors net of an allowance for estimated and actual returns. Revenue from the subscription services is recognized monthly when the service is rendered. The Company allows customers to claim a refund for subscription charges under certain conditions. The allowance for sales returns is estimated based on management’s judgement using historical experience and expectation of future conditions. As of June 30, 2020 and 2019, the Company established a sales and returns allowance of $49,499 and $95,749, respectively.

Mobile Application

The Company operates COIN App, a self-developed mobile application that lets users collect in-app coins when they move across a map and collect coins located in map tiles. Users can download the Company’s free-to-use or subscription-based application through digital storefronts such as Google Play and Apple Play. Revenue from subscriptions is recognized over the subscription term as the service is provided, which is either monthly, semi-annually, or annual. Any payments received for usage not provided by the Company is deferred.

The Company records revenue generated from the mobile application on a gross basis as the Company acts as the principal with respect to mobile game arrangements under which the Company controls the specified services before they are provided to the customer. In addition, the Company is primarily responsible for fulfilling the promise to provide the user experience, track coin accumulation and payout, maintain services and has discretion in setting the price for the services to the customer.

The Company also generates revenues from advertising on its application. For a limited number of advertising network arrangements, the transaction price is determined based on a volume-tiered pricing structure, whereby the price per advertising unit in each month is determined by the number of impressions delivered in that month. However, the uncertainty concerning the number of impressions delivered is resolved at the end of each month, therefore, eliminating any uncertainty with respect to the price per advertising unit for each reporting period.

For in-application display advertisements, in-application offers, engagement advertisements and other advertisements, its performance obligation is satisfied over the life of contract (i.e., over time), with revenue being recognized as advertising units are delivered.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Sale of Tokens

There is currently no specific definitive guidance under U.S. GAAP or alternative accounting frameworks to account for the production of crypto assets and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of revenue for the development of crypto assets. Management has examined various factors surrounding the substance of the Company’s operations and the guidance in ASC 606. In the event authoritative guidance is enacted by the Financial Accounting Standards Board, the Company may be required to change its policies which could result in a change in the Company’s financial statements. The Company derives part of its revenue from the sale of XYO Tokens. In consideration for these XYO Tokens, the Company received either Ether or U.S. dollars, and revenue was recognized upon receipt..

Other

Gains or losses from the exchange of crypto assets for other currencies are included in other income (expense) in the statements of operations. In addition, the Company has used Ether, Bitcoin and its native XYO tokens to pay for services. If the carrying value was below (above) market value, the Company recognized realized other income (expenses). In addition, the Company paid XYO Tokens, Bitcoin and Ether for services provided, in which case a gain was realized. The total realized gain related to crypto assets was $352,933 during the six months ended June 30, 2020. The total realized gain related to crypto assets was $789,321 during the six months ended June 30, 2019.

Sales Tax

Sales tax collected from customers and remitted to various government agencies is recognized on a net basis (excluded from sales) in the statements of operations.

Cost of Sales

Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses.

At times, the Company provides free products to its customers. These free products are accounted for in accordance with ASC 605-50, Revenue Recognition-Customer Payments and Incentives and the cost of the product is recognized in cost of sales.

Warranty Costs

The Company warrants its products in line with state and federal law. The Company’s history of costs associated with any repair or replacement of product have been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold. during the six months ended June 30, 2020, and 2019, respectively warranty expense was not material.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including professional service costs, contracted services, license agreements and other outside costs.

Online and Offline Advertising Costs

The Company primarily uses online advertising, via Facebook and Google, to market its products to customers. Additional advertising avenues include through trade shows, offline publications, and other offline events and sponsorships. The costs related to such advertising are expensed as incurred. Online and offline advertising costs during the six months ended June 30, 2020, and 2019, respectively were $1,979,748 and $2,252,306.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Stock Based Compensation

The Company accounts for share based compensation arrangements through the measurement and recognition of compensation expense for all option-based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of warrants and options. The Company uses comparable company data among other information to estimate the expected price volatility and the forfeitures when they occur.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company adopted the accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of June 30, 2020, and December 31, 2019, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities. Years open for tax examinations are 2016 through 2019.

Going Concern

during the six months ended June 30, 2020, and 2019, respectively the Company incurred net losses of $1,967,793 and $4,824,547. The Company has incurred net losses from inception to date. These losses have resulted principally from costs incurred in connection with development and launch of its product, consulting fees, selling, and marketing, and general and administrative expenses. The Company expects to continue to incur operating losses for the next year as it refines its products and grows its customer base. As a result, the Company will seek to fund its operations through equity and/or debt financings or other sources, as it deems necessary. If the Company fails to raise capital, it will have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Subsequent events

The COVID-19 pandemic has created significant uncertainty in the global economy, which could have a material adverse effect on the Company’s business, financial position, results of operations and liquidity. The time frame for which disruptions related to the pandemic will continue is uncertain as is the magnitude of any adverse impacts. Management believes that any negative impacts will be temporary, but there can be no assurance of that.

Additionally, the Company’s COIN app is based on users dropping COINs in various locations and using the app to find COINs and identify their geo-positioning. With restrictions on the movement of individuals as a result of the COVID-19 pandemic, the Company may experience a decline in users and subscriptions. This decline could have an adverse effect on the Company’s customers base and its growth strategy.

The Company appointed Gilbert Trill to its Board of Directors on September 8, 2020.

Management has evaluated subsequent events related to the historical financial statements through September 26, 2020, the date which the financial statements were available to be issued.

Note 3 – Crypto Assets

The Company held the following crypto assets:

As of June 30, 2020

	Units	Gross balance	Impairment charge	Net balance
Ether	21	$2,724	$952	$1,772
XYO	5,062,385,592	55,305	22,925	32,381

		$58,029	$23,877	$34,153

As of December 31, 2019

	Units	Gross balance	Impairment charge	Net balance
Ether	25.8	$3,350	$1,171	$2,179
XYO	6,386,550,079	23,207	19,736	3,471

		$26,556	$20,906	$5,650

During the six months ended June 30, 2020, the Company recorded $2,727 for goods and services paid for with Ethereum. The Company purchased 143,993,890 XYO tokens with Ethereum and Bitcoin for a Dollar equivalent of $32,099 through an exchange. The value of the purchased XYO tokens has been subsequently impaired by $3,189.

Note 4 – Goodwill and Intangible Assets

The Company acquired Parallel Holdings Inc. (publicly referred to as LayerOne) and Crypto 101 Media LLC in 2018. LayerOne is a geospatial blockchain company and Crypto 101 a media company engaged in the business of developing, distributing and operating podcasts and other content related to cryptocurrencies, initial coin offerings and blockchain technology, which were complementary to the in-house developed geospatial technology.

The total consideration for Parallel Holdings Inc. and Crypto 101 Media LLC was $3,165,904 and $209,575 respectively. Both acquisitions were mostly financed through the issuance of shares of Class A Common Stock, Proxy Tokens, and cash. In December 2019, the Company evaluated its investment in Parallel Holdings Inc. and impaired the remaining value of all assets acquired. The Company ceased using the technology associated with LayerOne in 2019 regarding blockchain and geospatial technology.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

The Company continued to amortize the intangible assets associated with Crypto 101 through September. In September 2019, the Crypto 101 assets were transferred to a separate legal entity named Boardwalk Flock LLC, in which the Company continues to hold a stake of 24%. As a result of the spin-out, the Company initially recorded an investment of $106,124. Once spun-out, the Company evaluated the investment, and impaired its investment related to Boardwalk Flock LLC by $52,216. The investment in Boardwalk Flock LLC is recorded at $53,908 within other assets in the balance sheet as of June 30, 2020.

The Company also fully impaired the goodwill and intangible assets related to the LayerOne acquisition in 2019.

	As of June 30, 2020	As of December 31, 2019
Intangible assets	$1,432,988	$1,432,988
Goodwill	1,732,916	1,732,916

	3,165,904	3,165,904
Less accumulated amortization	(1,432,987)	(1,432,987)

	1,732,917	1,732,917
Spun-out assets, net	—	—
Impairment	(1,732,915)	(1,732,915)

Goodwill and intangible assets, net	$—	$—

Amortization for intangible assets during the six months ended June 30, 2020, and 2019, was $0.

Note 5 – Property and Equipment

Property and equipment consisted of the following as of June 30, 2020, and 2019 respectively:

	As of June 30, 2020	As of December 31, 2019
Computer equipment	$139,324	$143,996
Office equipment	64,372	64,372
Furniture and fixtures	73,323	73,323

	277,018	281,691
Less accumulated depreciation	(157,793)	(139,939)

Property and equipment, net	$119,225	$141,752

Depreciation expense related to property and equipment during the six months ended June 30, 2020, and 2019, respectively, was $19,591 and $26,802.

Note 6 – Other Current Liabilities

Other current liabilities consisted of the following as of June 30, 2020, and 2019 respectively:

	As of June 30, 2020	As of December 31, 2019
Payroll and benefits	$—	$—
Sales returns and allowances	49,499	95,748
Accrued COIN liability	1,108,434	453,708
Payment obligation	141,769	212,652
Other	609	32,035

Total	$1,300,311	$794,143

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 7 – Stock Based Compensation

2016 Equity Plan

The Company approved the 2016 Equity Incentive Plan in June 2016 and authorized the issuance of 3,025,900 Class A Common Stock options and awards that may be granted to directors, employees, and key consultants. In March 2018, the Company approved an increase in authorized options of 25,000,000 Class A Common Stock. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commencement date with the remainder vesting 1/36th per month thereafter. The stock options generally have a term of 10 years. The following table summarizes the stock option activity during the six months ended June 30, 2020, and 2019, respectively:

	Number of Option Shares	Weighted Average Exercise Price
Outstanding - December 31, 2018	20,856,968	1.29
Granted	174,958	8.00
Forfeited	(4,035,786)	1.99

Outstanding - December 31, 2019	16,996,140	1.20
Granted	15,070,000	0.01
Forfeited	(16,636,682)	1.06

Outstanding - Jun 30, 2020	15,429,458	0.19

Total Exercisable	12,574,546	0.06
Total Unvested	2,854,912	0.76

The following table summarizes unvested stock options As of June 30, 2020, and 2019 respectively:

	Number of Option Shares	Fair Value Per Share on Grant Date ($)
Unvested Stock Options - December 31, 2018	5,629,641
Granted	154,050	5.83 - 5.83
Vested	(1,834,987)	0.00 - 5.85
Forfeited	(2,810,195)	0.00 - 5.85

Unvested Stock Options - December 31, 2019	1,138,509	0.00 - 5.85
Granted	2,578,933	0.00
Vested	(13,845)	0.00 - 5.85
Forfeited	(848,685)	0.00 - 5.85

Unvested Stock Options - June 30, 2020	2,854,912	0.00 - 5.85

Total stock-based compensation (benefit) related to the issuance of stock options exercisable into Class A Common Stock during the six months ended June 30, 2020, and 2019, respectively, as $178,994 and $92,781.

The following table summarizes the assumptions used by the Company for calculating the fair value of the stock options and warrants using the Black-Scholes valuation model:

	June 30,	December 31,
	2020	2019
Stock Option assumptions:
Risk-free interest rate	0.18% - 0.84%	1.86% - 2.55%
Expected volatility of common stock	27% - 192%	31% - 84.1%
Dividend yield	0%	0%
Expected term (in years)	5 - 6.50	4 - 6.25

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 8 – Operating Leases and Liabilities

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which was modified by subsequently issued ASUs 2018-01, 2018-10, 2018-11 and 2018-20 (collectively the “New Lease Standard”). The New Lease Standard requires organizations that lease assets (“lessees”) to recognize the assets and liabilities of the rights and obligations created by leases with terms of more than 12 months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains dependent on its classification as a finance or operating lease.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”). ASU 2018-11 provided additional relief in the comparative reporting requirements for the initial adoption of the New Lease Standard. Prior to ASU 2018-11, a modified retrospective transition was required for financing or operating leases existing at or entered into after the beginning of the earliest comparative period presented in the financial statements. ASU 2018-11 provided an additional transition method allowing entities to initially apply the New Lease Standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption without adjustment to the financial statements for periods prior to adoption.

The Company adopted the New Lease Standard effective January 1, 2019. The Company elected to apply the current period transition approach as introduced by ASU 2018-11 and the Company elected to apply the following practical expedients and accounting policy decisions.

The Company elected a package of transition expedients, which must be elected together, that allowed it to forgo reassessing certain conclusions reached under ASC 840. All expedients in this package were applied together for all leases that commenced before the effective date, January 1, 2019, of the adoption of the New Lease Standard. As a result, in transitioning to the New Lease Standard, for existing leases as of January 1, 2019, the Company continued to use judgments made under ASC 840 related to embedded leases, lease classification and accounting for initial direct costs. In addition, the Company has chosen, as an accounting policy election by class of underlying asset, not to separate non-lease components from the associated lease for all its leased asset classes. The Company determined to treat lease costs with an original maturity of less than one year as short-term lease costs and did not record a right-of-use asset or related lease liability for these leases, but rather continued to record rent expense for the twelve months ended December 31, 2019 and the six months ended June 20, 2020.

Operating lease right of use assets and operating lease liabilities relating to the operating leases as of June 30, 2020 were as follows:

	As of June 30, 2020	As of December 31, 2019
Right of use asset	$150,620	$206,109
Lease liability	161,816	220,360

The weighted average discount rate used to calculate the carrying value of the right of use assets and lease liabilities was 6.8% as this was consistent with the Company’s incremental borrowing rate.

Maturities of lease liabilities As of June 30, 2020 were as follows:

Year ending December 31,	Amount
2020	$58,445
2021	69,130
2022	35,430

Total payments under lease agreements	163,005
Less: imputed interest	(1,188)

Total lease liabilities	$161,816

Rent expense during the six months ended June 30, 2020, and 2019, respectively was $89,635 and $233,290. The Company also recorded $55,489 of amortization of right to use asset for the six months ended June 30, 2020.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 9 – Stock Issuance and Stocks Payable

During the year ended December 31, 2019 and 2018, the Company received proceeds from the sale of certain shares of Class A Common Stock. For some of these sales the Company had not surrendered documentation to its transfer agent nor issued shares as of each respective year end. In connection with the receipt of proceeds from such sales, the Company had recognized $1,497,797 and $2,134,816, in Stocks Payable as an obligation on the balance sheets as of December 31, 2019 and 2018, respectively. The Company remedied some of these barriers in recognizing the issuance of these shares in 2019 and has recognized the proceeds received from the sale of certain shares of Class A Common Stock in 2018 as capital contributions during the twelve months ended December 31, 2019. During the twelve months ended December 31, 2019, the Company recognized the issuance of 119,632 shares of Class A Common Stock for a total consideration of $957,056. No additional stock was issued during the six months ended June 30, 2020 through the date of filing this report.

Note 10 – Stockholders Notes Payable

In August 2016, June 2017 and September 2017, the Company entered into unsecured note and warrant purchase agreements with one of its stockholders. The notes were in the amounts of $150,000, $80,000, and $100,000 and mature in 2020, 2021 and 2021, respectively. These notes bear interest at 8% per annum. In connection with the notes payable, the Company issued warrants to purchase up to 330,000 shares of Class A Common Stock at an exercise price of $1.00 per share. These warrants were valued at $101,087. The fair value of each warrant issued was treated as a debt discount, which will be amortized as interest expense over the life of the applicable note. The Company recognized $25,272 and $25,272 of interest expense pertaining to the amortization of the debt discount during the twelve months ended December 31, 2019, and 2018, respectively. The principal balance payable on these notes was $215,000 as of December 31, 2019, and was carried on the balance sheet, net of the discount for the warrant issued, at $189,644.

Between October and December 2019, the Company entered into four unsecured notes payable with a stockholder in an aggregate principal amount of $300,000, of which $200,000 was repaid by June 30, 2020. The notes bear interest in the range of 15%-20% and are callable at any time. The principal balance payable on these notes was $100,000 as of June 30, 2020 and accrued interest of $13,283.

Note 11 – Stockholders’ Equity/(Deficit)

Stockholders’ Equity

The Company authorized the issuance of 130,000,000 shares, consisting of 60,000,000 shares of Class A Common Stock, $0.0001 par value per share, 40,000,000 shares of Class B Common Stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A Common Stock and Class B Common Stock have identical rights, including liquidation preferences, except that the holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

Public Offering

For the twelve months ended December 31, 2019 and 2018, 705,606 and 1,770,188 shares of Class A Common Stock were issued for proceeds of $3,223,373 and $6,018,082, net of offering costs, respectively. No additional shares were issued in 2020.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Common Stock Warrants

In August 2016, June 2017, September 2017 and October 2017, the Company entered into note and warrant purchase agreements with two of its stockholders. The warrants allow the stockholders to purchase an aggregate of 632,782 shares of Class A Common Stock at a price per share of $1.00. These warrants mature in 2020 and 2021.

In February 2017, the Company entered into a secured credit agreement with a lender and issued warrants in conjunction with this borrowing allowing the purchase of 1,300,000 shares of the Company’s Class A Common Stock at a price per share of $1.00. These warrants mature in 2021.

In February 2016, the Company entered into an agreement with StartEngine Crowdfunding, Inc. (“StartEngine”) to host the Company’s public offering. The agreement provided for the issuance of a warrant to purchase 8,167 shares of Class A Common Stock based on the number of individual investors who invest through the StartEngine portal the Company website. The warrant matures in 2021.

Note 12 – Income Taxes

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

For the Six Months ended June 30, 2020
Federal income tax expense at statutory rate	$(413,237)
State income tax (net of Federal benefit)	(214,900)
Permanent differences	37,569
Change in valuation allowance	591,368

Total	$800

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following:

As of June 30, 2020
Deferred tax assets:
Timing Differences of Deductions	326,029
Net Operating Losses Carryforwards	4,045,807
Tax Credit Carryforwards	185,072
Depreciation Differences	73,020

Total deferred assets	4,629,929
Less valuation allowance	(4,629,929)

Total	$—

As of June 30, 2020, the Company had U.S. federal net operating loss carryforwards of $14,425,395, which may be available to offset future income tax liabilities and will expire in 2037. As of June 30, 2020, the Company also had California state net operating loss carryforwards of $14,555,162 which may be available to offset future income tax liabilities and will expire in 2037. The valuation allowance increased by $591,368 and $1,337,056 during the six months ended June 30, 2020 and 2019, respectively.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financings since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code or could result in a change in control in the future.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2020, and December 31, 2019 the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

Item 4.	EXHIBITS

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company (previously filed as Exhibit 2.1 to the initial Preliminary Offering Circular on June 17, 2016)

2.2	Certificate of Amendment of Certificate of Incorporation of the Company (Name Change) (previously filed as Exhibit 2.2 to the Form 1-A on December 10, 2018)

2.3	Bylaws of the Company, as currently in effect (previously filed as Exhibit 2.2 to the initial Preliminary Offering Circular on June 17, 2016)

4.1	Form of Subscription Agreement (previously filed as Exhibit 4.1 to the Semiannual Report on Form 1-SA on September 21, 2017)

4.2	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust dated August 12, 2016 (previously filed as Exhibit 4.2 to the second amended Preliminary Offering Circular on September 21, 2016)

6.1	2016 Equity Incentive Plan (previously filed as Exhibit 6.1 to the initial Preliminary Offering Circular on June 17, 2016)

6.2	Stock Purchase Agreement by and between the Company and Craig and Susanna Frownfelter dated June 9, 2016 (previously filed as Exhibit 6.3 to the Annual Report on Form 1-K on April 27, 2017)

6.3	2017 Bonus Incentive Compensation Plan (previously filed as Exhibit 6.3 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.4	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.4 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.5	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.5 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.6	Credit Agreement, dated February 28, 2017, by and between XY – the Findables Company and CRIM, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 3, 2017)

6.7	Transfer Agent and Registrar Agreement, dated March 13, 2017, by and between XY – the Findables Company and VStock Transfer, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 17, 2017)

6.8	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.8 to the Form 1-A on October 26, 2017)

6.9	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.9 to the Form 1-A on October 26, 2017)

6.10	Class A Common Stock Warrant by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.10 to the Form 1-A on March 19, 2018)

6.11	Promissory Note by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.11 to the Form 1-A on March 19, 2018)

6.12	Registered Transfer Agent Agreement by and between the Company and FundAmerica Stock Transfer, LLC dated September 2, 2016 (previously filed as Exhibit 6.3 to the second amended Preliminary Offering Circular on September 21, 2016)

6.13	Technology Services Agreement by and between the Company and FundAmerica, LLC dated September 2, 2016 (previously filed as Exhibit 6.4 to the second amended Preliminary Offering Circular on September 21, 2016)

7.1	Asset Purchase Agreement, dated July 6, 2018, by and among the Company, Parallel Holding Company Inc., Kevin Weiler, Graham McBain and LayerOne Acquisition LLC (previously filed as Exhibit 7.1 to the Current Report on Form 1-U on July 12, 2018)

8.1	Escrow Services Agreement by and between the Company and Provident Trust Group, LLC dated September 7, 2016 (previously filed as Exhibit 8.1 to the second amended Preliminary Offering Circular on September 21, 2016)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY – THE PERSISTENT COMPANY

By:	/s/ Arie Trouw
Name:	Arie Trouw
Title:	Chairman and Chief Executive Officer
Date:	September 28, 2020

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arie Trouw, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw Arie Trouw	Chief Executive Officer and Director	September 28, 2020

/s/ Arie Trouw Arie Trouw	Chief Financial Officer	September 28, 2020